October 22, 2024

Scott Savitz
Chief Executive Officer
DP Cap Acquisition Corp I
341 Newbury Street, 6th Floor
Boston, MA 02115

        Re: DP Cap Acquisition Corp I
            Preliminary Proxy Statement on Schedule 14A
            Filed October 15, 2024
            File No. 001-41041
Dear Scott Savitz:

       We have reviewed your filing and have the following comment.

       Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

       After reviewing your response to this letter, we may have additional comments.

Preliminary Proxy Statement on Schedule 14A
Risk Factors
Risks related to Potential Delisting of Securities from Nasdaq, page 12

1. We note that you are seeking to extend your termination date from November 12,
       2024 to an undetermined date in 2025, a date which is more than 36 months from your initial public offering. We also note that you are currently listed on Nasdaq and your statement that Nasdaq "could" seek to suspend and delist your securities from its exchange at the end of the 36-month period. We also note that Nasdaq Rule 5815 was amended effective October 7, 2024 to provide for the immediate suspension and delisting upon issuance of a delisting determination letter for failure to meet the requirement in Nasdaq Rule IM 5101-2(b) to complete one or more business combinations within 36 months of the date of effectiveness of its IPO registration
       statement. Please revise to state that your securities will face immediate suspension and delisting action once you receive a delisting determination letter from Nasdaq after the 36-month window ends on November 8, 2024. Please disclose the risks of non-compliance with this rule, including that under the new framework, Nasdaq may only reverse the determination if it finds it made a factual error applying the
 October 22, 2024
Page 2

       applicable rule. In addition, please also expand on your discussion of the
       consequences of any such suspension or delisting, including any potential impact on your ability to complete an initial business combination, any impact on the market for your securities including demand for your securities, and any impact on securities
       holders due to your securities no longer being considered    covered
securities.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Ruairi Regan at 202-551-3269 or Dorrie Yale at 202-551-8776 with any questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Real
Estate & Construction
cc:   Jason Hyatt, Esq.